SCHEDULE 13G

Amendment No.
RFS Hotel Investors Incorporated
common stock
Cusip # 74955J108
Filing Fee: Yes


Cusip # 74955J108
Item 1:   Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:   Commonwealth of Massachusetts
Item 5:   None
Item 6:   None
Item 7:   230,500
Item 8:   None
Item 9:   230,500
Item 11:  5.70%
Item 12:  HC




Cusip # 74955J108
Item 1:   Reporting Person - Edward C. Johnson 3d - (Tax ID:
###-##-####)
Item 4:   United States of America
Item 5:   None
Item 6:   None
Item 7:   230,500
Item 8:   None
Item 9:   230,500
Item 11:  5.70%
Item 12:  IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		RFS Hotel Investors Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1213 Park Place Center, Suite 200
		Memphis, TN  38119

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		74955J108

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-
2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).  (Note:  See Item 7).

Item 4.	Ownership

		(a)	Amount Beneficially Owned:	230,500

		(b)	Percent of Class:	5.70%

		(c)	Number of shares as to which such person has:

			(i)   sole power to vote or to direct the vote:
	None

			(ii)  shared power to vote or to direct the vote:
	None

			(iii) sole power to dispose or to direct the
disposition of:	230,500

			(iv)  shared power to dispose or to direct the
disposition of:	None




Item 5.	Ownership of Five Percent or Less of a Class.

		Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of
Another Person.

		Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of RFS Hotel Investors Incorporated. No one person's interest in the common stock of RFS Hotel
Investors Incorporated is more than five percent of the total outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

		See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the
Group.

		Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

		Not applicable.


Item 10.	Certification.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



	February 11, 1994
Date



	/S/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 230,500 shares or 5.70% of the common stock outstanding of RFS Hotel Investors Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d, FMR Corp., through its control of
Fidelity, and the Funds each has sole power to dispose of the 230,500 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Boards of Trustees.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

	The undersigned persons, on February 11, 1994, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the common stock of RFS Hotel Investors Incorporated at December 31, 1993.

	FMR Corp.
	By	/S/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
		Edward C. Johnson 3d
	By	/S/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule
13G for
Airborne Freight Corp.
9/10/91
	Fidelity Management & Research
Company
	By	/S/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General
Counsel